Exhibit 99.2

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2023

Q3 2023

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

2	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

1. INTRODUCTION

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) has been prepared as of November 6, 2023. This MD&A is intended to supplement the Company’s third quarter 2023 unaudited interim condensed consolidated financial statements and its accompanying notes (the “Financial Statements”), and the Company’s 2022 audited annual consolidated financial statements and its accompanying notes (the “2022 Annual Financial Statements”). This MD&A should be read in conjunction with the Company’s Annual Information Form dated March 20, 2023, which is available on SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34, Interim Financial Reporting. The Company’s Financial Statements and this MD&A are reported in thousands of US dollars and US dollars, respectively, except where otherwise noted.

Bitfarms’ management team (“Management”) is responsible for the preparation and integrity of the Financial Statements including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the Financial Statements and MD&A, is complete and reliable.

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios and Section 20 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A for more information.

This MD&A contains forward-looking statements. Refer to the risk factors described in Section 16 - Risk Factors of this MD&A, Section 18 - Risk Factors of the Company’s MD&A for the year ended December 31, 2022 dated March 20, 2023 and to Section 19 - Cautionary Note Regarding Forward-Looking Statements of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in Section 22 - Glossary of Terms of this MD&A.

In this MD&A, the following terms shall have the following definitions:

Term	Definition
Q3 2023	Three months ended September 30, 2023
Q3 2022	Three months ended September 30, 2022
YTD Q3 2023	Nine months ended September 30, 2023
YTD Q3 2022	Nine months ended September 30, 2022

3	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW

Founded in 2017, Bitfarms (NASDAQ/TSX: BITF) is a global, publicly traded Bitcoin mining company. Bitfarms runs vertically integrated mining operations with in-house management system and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms owns and operates server farms comprised of computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin (“BTC”) Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours a day, which produce computational power (measured by hashrate) that Bitfarms sells to a Mining Pool under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining Pools compensate Mining companies for their hashrate based on what the Mining Pool would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its hashrate may be in cryptocurrency, U.S. dollars, or another currency. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms. Mining Pools generate revenue by Mining with purchased hashrate through the accumulation of Block Rewards and transaction fees issued by the BTC network. Mining Pools purchase hashrate and accept the risk of rewards not being commensurate with compensation paid with the aim to mine more blocks than they should in a given time period based on the computational power they have acquired.

Bitfarms currently has 11 operating Mining facilities situated in four countries: Canada, the United States, Argentina and Paraguay. Powered predominately by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally-based and often underutilized energy infrastructure.

The Company’s ability to operate and secure power through its production sites is summarized as follows:

Country	Operating power as of November 6, 2023	Contracted power as of November 6, 2023
Canada	158 MW	179 MW	[1,2]
United States	18 MW	24 MW	[2]
Paraguay	10 MW	160 MW	[2]
Argentina	54 MW	210 MW	[2]
	240 MW	573 MW

[1]	The Company has secured the rights for 10 MW of hydro-electricity in the province of Quebec, but does not currently have an expansion plan for these 10 MW of power. Bitfarms is continuing its efforts to search for economically viable properties for these 10 MW of hydro-electricity.
[2]	Refer to section 6 - Expansion Projects for details on the timing of the remaining MW not yet operational.

4	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

3. FINANCIAL HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	2023	2022
Revenues	34,596	33,247	100,125	115,391
Gross (loss) profit	(8,866)	(3,939)	(23,259)	22,602
Gross margin (1)	(26)%	(12)%	(23)%	20%
Operating loss	(18,638)	(97,784)	(59,392)	(264,001)
Operating margin (1)	(54)%	(294)%	(59)%	(229)%
Net loss	(18,703)	(84,808)	(46,663)	(222,207)
Basic and diluted loss per share	(0.07)	(0.40)	(0.19)	(1.09)
Gross Mining profit (2)	12,505	16,789	39,017	74,089
Gross Mining margin (2)	38%	52%	40%	66%
Adjusted EBITDA (2)	6,866	10,325	21,107	52,326
Adjusted EBITDA margin (2)	20%	31%	21%	45%

	As of September 30,	As of December 31,
	2023	2022
Total assets	332,797	343,098
Current financial liabilities	17,534	55,951
Non-current financial liabilities	108	4,093
Long-term debt included in financial liabilities	10,021	47,147

There have not been any distributions or cash dividends declared per share for the periods disclosed above.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.

5	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

4. THIRD QUARTER 2023 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS

Financial

●	Revenues of $34.6 million, gross loss of $8.9 million (gross margin[1] of negative 26%) including non-cash depreciation and amortization expense of $21.8 million, operating loss of $18.6 million (operating margin[1] of negative 54%) and net loss of $18.7 million;
●	Gross Mining profit[2] of $12.5 million (38% gross Mining margin2); and
●	Adjusted EBITDA[2] of $6.9 million (20% adjusted EBITDA margin2).

Operations

●	Earned 1,172 BTC at an average direct cost of $16,900 per BTC[2] or an average total cash cost of $22,700 per BTC[2] and held 703 BTC valued at approximately $19.0 million as of September 30, 2023;
●	Increased hashrate from 5.3 EH/s to 6.1 EH/s through the installation of approximately 10,400 additional Miners; and
●	Sold 1,018 BTC at an average price of $27,900 per BTC for total proceeds of $28.4 million, a portion of which was used to repay equipment-related indebtedness.

Expansions

●	Fully utilized remaining Miner manufacturer credits of $19.1 million for the purchase of nine MicroBT hydro containers, with a total capacity of 20 MW, and approximately 2,000 MicroBT M53S+ hydro Miners to be deployed in Paraguay and Quebec.

Argentina

●	Imported and installed approximately 1,300 new M50 Whatsminer Miners, 700 new S19j Pro Antminer Miners and 5,500 new S19j Pro+ Antminer Miners, which increased capacity to 51 MW and added approximately 0.8 EH/s to the Rio Cuarto facility, bringing its total hashrate to approximately 1.5 EH/s.

Canada

●	Acquired 22 MW of hydro power capacity and leased a site in Baie-Comeau, Quebec and operated 5 MW at the end of September 2023;
●	Installed approximately 2,500 Miners in Baie-Comeau, Quebec that were redeployed from Magog, Quebec; and
●	Imported and installed approximately 2,900 new Antminer S19j Pro+ Miners in Magog, Quebec, which added a net 110 PH/s after replacing the older generation Miners, and bringing its total hashrate to approximately 330 PH/s.

Paraguay

●	Acquired two power purchase agreements for up to 50 MW and 100 MW of hydro power capacity in Paso Pe and Yguazu, respectively, and started construction of the Paso Pe facility.

Financing

●	Paid down $5.7 million in equipment-related indebtedness, reducing the total outstanding balance to $9.9 million as of September 30, 2023; and
●	Raised $30.9 million in net proceeds through the Company’s at-the-market equity offering program.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS measures or ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.

6	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

5. PRODUCTION AND MINING OPERATIONS

Key Performance Indicators

	Three months ended September 30,			Nine months ended September 30,
	2023	2022	% Change	2023	2022	% Change
Total BTC earned	1,172	1,515	(23)%	3,692	3,733	(1)%
Average Watts/Average TH efficiency*	36	38	(5)%	36	39	(8)%
BTC sold	1,018	2,595	(61)%	3,394	5,970	(43)%

* Average Watts represents the energy consumption of Miners

Q3 2023 v. Q3 2022

●	1,172 BTC earned in Q3 2023, compared to 1,515 BTC earned in Q3 2022, representing a decrease of 23% as a result of an 82% increase in average network difficulty, partially offset by an increase in hashrate from the Company’s expansions and the upgrade of its Miner fleet;
●	36 Watts/TH efficiency in Q3 2023, compared to 38 Watts/TH efficiency in Q3 2022, representing an improvement of 5% due to the Company upgrading its fleet with more efficient Miners; and
●	1,018 BTC sold in Q3 2023, compared to 2,595 BTC in Q3 2022. In Q3 2023, the proceeds were used in part to fund operations and repay equipment financing indebtedness, whereas in Q3 2022, the proceeds were mainly used to repay part of the BTC backed credit facility for $15.0 million, fund operations and to manage liquidity.

YTD Q3 2023 v. YTD Q3 2022

●	3,692 BTC earned during YTD Q3 2023, compared to 3,733 BTC earned during YTD Q3 2022, representing a decrease of only 1% from the previous year;
●	36 Watts/TH efficiency during YTD Q3 2023, compared to 39 Watts/TH efficiency during YTD Q3 2022, an improvement of 8% due to the Company upgrading its fleet with more efficient Miners; and
●	3,394 BTC sold in YTD Q3 2023, compared to 5,970 BTC in YTD Q3 2022. The proceeds were used for the same purposes as those explained in the Q3 2023 v. Q3 2022 section above.

7	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

5. PRODUCTION AND MINING OPERATIONS (Continued)

Key Performance Indicators (Continued)

	As of September 30,
	2023	2022	% Change
Period-end operating EH/s	6.1	4.2	45%
Period-end operating capacity (MW)	234	176	33%
Hydro power (MW)	183	166	10%
Hydro power proportion of period-end operating capacity	78%	94%	(16)%

As of September 30, 2023 v. as of September 30, 2022

●	6.1 EH/s online as of September 30, 2023, compared to 4.2 EH/s online as of September 30, 2022, an increase of 45%, as a result of the Company’s expansions in Sherbrooke (Quebec), Baie-Comeau (Quebec) and Rio Cuarto (Argentina) as well as the upgrade of its Miner fleet;
●	234 MW operating capacity as of September 30, 2023, compared to 176 MW operating capacity as of September 30, 2022, an increase of 33%, as a result of expansion in Sherbrooke mainly related to phase three of the Bunker that was completed in November 2022 (resulting in an additional 12 MW), the installation of approximately 12,600 Miners in Rio Cuarto, Argentina in Q2 and Q3 2023 (resulting in an aggregate 41 MW) and the expansion in Baie-Comeau (resulting in an additional 5 MW); and
●	183 MW hydro power as of September 30, 2023, compared to 166 MW hydro power as of September 30, 2022, an increase of 10% as a result of the Company’s expansion in Sherbrooke mainly related to phase three of the Bunker, and representing 78% of the Company’s total operating energy capacity.

8	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS

The Company has described its expansion plans below under the sections entitled “Argentina Expansion”, “Paraguay Expansion”, “Washington Expansion” and “Baie-Comeau Expansion”. These expansion projects only include updates for 2023. For background or historical information on these expansions, refer to the Company’s MD&A for the year ended December 31, 2022, dated March 20, 2023.

As of September 30, 2023, the Company operated 6.1 EH/s, achieving its Q3 2023 target of 6.3 EH/s in October 2023, due to some electrical infrastructure vendor delays that pushed back the Baie-Comeau, Quebec facility’s full installation by a few weeks. The Company’s ending hashrate target for March 31, 2024, including the current partial deployment in Paraguay, is set at 7.0 EH/s. The Company continues to evaluate opportunities that will expand its infrastructure and Mining hardware to increase the Company’s hashrate, provided such opportunities are accretive based on current macro factors and specific performance.

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the prevailing price of BTC, network difficulty, supply and cost of cryptocurrency Mining equipment, the ability to import equipment into countries in a cost-effective manner, the supply of electrical and other supporting infrastructure equipment, the availability of construction materials, currency exchange rates, the impact of geopolitical events or global health related issues such as pandemics on the supply chains described above, and the Company’s ability to fund its initiatives. The Company’s expansion plans rely on a consistent supply of electricity at cost-effective rates; refer to Section 18 - Risk Factors (Section Economic Dependence on Regulated Terms of Service and Electricity Rates Risks) of the Company’s MD&A for the year ended December 31, 2022, dated March 20, 2023 for further details, including a description of these and other factors.

A.	Argentina Expansion

2023 update

In February 2023, Management elected to postpone the development of additional infrastructure in Argentina until (i) the increased power permit is obtained by the private Argentinian power producer, (ii) the importation limitations are resolved and (iii) natural gas prices stabilize at an acceptable level.

In April 2023, in anticipation of the power permit approval, the Company, using credits and cash, purchased over 6,200 new Bitmain and MicroBT Miners to fill out an additional 22 MW in the Argentinian facility. These new Miners, when fully installed as expected in the third quarter of 2023, were projected to improve the overall w/TH efficiency and generate a total 1.3 EH/s at the Argentina facility.

In April 2023, the Company confirmed the receipt of the necessary power permits by the private Argentinian power producer to expand production at its Argentina facility. The Company completed testing of its Rio Cuarto substation, which is now online.

In April 2023, the Company began to draw power from the private power producer and installed 2,100 new Miners that were delivered in March and April 2023. Energizing these miners and ending underclocking of previously installed miners in line with improved economics increased the active capacity to 18 MW and the Company’s operational hashrate to over 5.0 EH/s.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

A.	Argentina Expansion (Continued)

2023 update (Continued)

Drawing power from the private Argentinian power producer enabled the Company to commence purchasing low-cost power under its purchase agreement at approximately $0.03 per kWh, before VAT, on an annualized basis, or possibly less as the Company reaches full capacity at the facility. The Company expects the cost of BTC earned at this farm to decrease substantially as it actively scales up operations at the facility.

In June 2023, 1,650 new high efficiency BTC Miners were purchased for Argentina at an average direct cost of $12.98/TH, in addition to the 6,200 Miners purchased in April 2023. In addition, 2,900 MicroBT Miners were delivered, installed and energized, contributing an additional 290 PH/s and driving the Company’s operational hashrate to 5.3 EH/s as of June 30, 2023.

In August and September 2023, approximately 1,300 new M50 Whatsminer miners, 700 new S19j Pro Antminer Miners and 5,500 new S19j Pro+ Antminer Miners were imported and installed, increasing the warehouse’s capacity to 51 MW and operational hashrate to 1.5 EH/s.

The Company retains the option, subject to the receipt of additional government approvals, to build out other facilities in Argentina to the full contracted amount of 210 MW. Due to changing economic, financial and political conditions in Argentina, the Company is not yet in a position to determine when or if construction of additional infrastructure in Argentina will commence.

Position as of September 30, 2023

As of September 30, 2023, the Company had placed deposits of $4.5 million with suppliers for existing and additional construction work. Overall, in Argentina, the Company has also acquired $62.5 million of property, plant and equipment, incurred $0.3 million of expenditures relating to design and feasibility studies and recorded cumulative gains on the disposition of marketable securities of $69.0 million associated with the mechanism to convert funds into Argentine Pesos for disbursements.

B.	Paraguay Expansion

2023 update

In January 2023, all of the older generation Miners at the Villarrica facility were replaced with approximately 2,900 new M30S Whatsminer Miners generating approximately 290 PH/s, a 165 PH/s increase, or 132%, compared to the hashrate that was being produced by the older generation Miners. During the three months ended March 31, 2023, the Company sold the older generation Miners to a third party for approximately $0.2 million.

In July 2023, the Company acquired two power purchase agreements in Paraguay for up to 150 MW of eco-friendly hydro power: up to 50 MW in Villarrica, in close proximity to the Company’s existing operations in Paraguay, and up to 100 MW in Yguazu, a new location close to the Itaipu dam, the third largest hydro-electric dam in the world. The new facility in Villarrica is referred to as the Paso Pe facility. At Yguazu, the Company has the opportunity to develop a new farm with up to 100 MW of Mining capacity, the timeline for which is being determined. Hydro power at both locations will be provided at a contracted cost of approximately $0.039 per kWh, before VAT, until December 31, 2027 and is not subject to annual inflationary adjustments.

10	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

B.	Paraguay Expansion (Continued)

Paso Pe facility

In August 2023, the Company placed orders using vendor credits for eight 2.4 MW hydro containers and approximately 1,900 hydro-cooling Miners capable of producing approximately 675 PH/s once installed.

In September 2023, construction commenced as planned at the Paso Pe facility, beginning with an 80 MW substation, followed by building-out a Mining facility consisting of 30 MW of air-cooled warehouses and the 20 MW of hydro containers, expected to be completed during the first quarter of 2024.

The cost of developing the 30 MW of air-cooled warehouse, constructing an 80 MW substation capable of accommodating the current 50 MW requirement with capacity for expansion, and the installation of the high voltage lines, is estimated to range from $16.0 million to $19.0 million.

Position as of September 30, 2023

As of September 30, 2023, the Company had placed deposits of $2.0 million and $1.5 million with suppliers for construction costs and for electrical components, respectively.

Paraguayan laws regulating crypto-assets activities

On July 18, 2022, the Paraguayan Congress approved a bill regulating the Mining, trading, intermediation, exchange, transfer, custody and administration of crypto-assets and instruments. The proposed legislation by the Paraguayan Congress aimed to create an attractive regulatory environment within the country through the establishment of a straightforward licensing regime with clear requirements for operating crypto-assets activities in the country. On August 30, 2022, the proposed law was vetoed by the Paraguayan president and returned to the Paraguayan Congress to be modified and potentially resubmitted.

It is unknown if and when a new law will be approved. The absence of specific law in Paraguay regarding crypto assets has not materially impacted the Company’s current operations in the country. National elections took place on April 30, 2023, and the country’s new president, from the same political party as his predecessor, was inaugurated on August 15, 2023.

C.	Washington Expansion

2023 update

In April 2023, the Company received approval from the power supplier for 6 MW that is estimated to be energized in the first quarter of 2024. The Company began constructing another facility on Company-owned land in June 2023 with an estimated cost of $2.1 million, including $0.9 million paid in Q2 2023 to the power supplier for establishing the connection.

In July 2023, the Company de-energized its 2 MW immersion cooling pilot project as the equipment did not perform to the Company’s expectations of performance and costs. The 2 MW of hydro-electricity remains available to the Company to use in the future.

In September 2023, the Company upgraded ventilation and cooling systems, increasing average uptime.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

D.	Baie-Comeau (Canada) Expansion

Background

In April 2023, the Company entered into agreements to acquire shares of a Company that owns the right to consume 22 MW of hydro power capacity in Baie-Comeau, Quebec, and to lease a site to install the infrastructure to operate the acquired capacity. The 22 MW facility could add over 600 PH/s when in full production. The Baie-Comeau area is home to five hydro-electricity generation facilities with over 5.4 gigawatts of nameplate capacity. Adding reliable hydro power is part of the Company’s strategy to cost-effectively expand its operating footprint.

In July 2023, the Company completed the acquisition. The consideration transferred at closing totaled $2.0 million (CAD$2.6 million), of which $0.6 million (CAD$0.8 million) was paid in cash and $1.4 million (CAD$1.8 million) was paid through the issuance of 821,000 common shares of the Company. The lease agreement is for an industrial site in Baie-Comeau for an initial term of 10 years and provides the Company with the option to purchase the site for $2.2 million (CAD $3.0 million) with an annual adjustment at the lesser of (i) the change in the Consumer Price Index and (ii) 3% throughout the lease term.

2023 and 2024 plan

Following the closing of the acquisition, the Company immediately commenced production at Baie-Comeau with an initial 3 MW online. In connection with the acquisition, the Company increased its total hashrate target to 6.3 EH/s, which was achieved on October 20, 2023.

The Company plans to minimize development-related and build-out expenditures by relocating miners from other facilities to Baie-Comeau and by applying infrastructure equipment repurposed from the December 2022 sale of the former De La Pointe facility. In June and August 2023, approximately 2,500 Whatsminer M31S+ miners were redeployed from Magog and installed at the Baie-Comeau facility.

The Company fully energized the 11 MW facility on October 20, 2023 and is planning to commission the remaining 11 MW during the second half of 2024 after local grid infrastructure improvements have been completed. The cost of electrical infrastructure and leasehold improvements for the first 11 MW of the facility totaled $2.8 million.

The Company plans to continue to lease the property and complete the physical improvements for the second 11 MW by the third quarter of 2024. The Company expects the total cost to be approximately $9.2 million, including $3.9 million for the leasehold improvements, which will involve the construction of a new building and $2.5 million for the electrical infrastructure.

As of September 30, 2023, the Company has $4.0 million of property, plant and equipment relating to the Baie-Comeau facility, including infrastructure equipment that was repurposed from other facilities.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE

Consolidated Financial & Operational Results

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change

Revenues	34,596	33,247	1,349	4%	100,125	115,391	(15,266)	(13)%
Cost of revenues	43,462	37,186	6,276	17%	123,384	92,789	30,595	33%
Gross (loss) profit	(8,866)	(3,939)	(4,927)	125%	(23,259)	22,602	(45,861)	(203)%
Gross margin (1)	(26)%	(12)%	—	—	(23)%	20%	—	—
Operating expenses
General and administrative expenses	8,372	10,299	(1,927)	(19)%	25,887	39,534	(13,647)	(35)%
Realized loss on disposition of digital assets	—	44,329	(44,329)	(100)%	—	122,243	(122,243)	(100)%
(Reversal of) revaluation loss on digital assets	1,183	(45,655)	46,838	103%	(1,512)	21,118	(22,630)	(107)%
Loss on disposition of property, plant and equipment	217	756	(539)	(71)%	1,776	1,692	84	5%
Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	—	84,116	(84,116)	(100)%	9,982	84,116	(74,134)	(88)%
Impairment on goodwill	—	—	—	—%	—	17,900	(17,900)	(100)%
Operating loss	(18,638)	(97,784)	79,146	(81)%	(59,392)	(264,001)	204,609	(78)%
Operating margin (1)	(54)%	(294)%	—	—	(59)%	(229)%	—	—
Net financial income	(336)	(8,251)	7,915	(96)%	(12,706)	(24,191)	11,485	(47)%
Net loss before income taxes	(18,302)	(89,533)	71,231	(80)%	(46,686)	(239,810)	193,124	(81)%
Income tax expense (recovery)	401	(4,725)	5,126	108%	(23)	(17,603)	17,580	(100)%
Net loss	(18,703)	(84,808)	66,105	(78)%	(46,663)	(222,207)	175,544	(79)%
Basic and diluted loss per share (in U.S. dollars)	(0.07)	(0.40)	—	—	(0.19)	(1.09)	—	—
Change in revaluation surplus - digital assets, net of tax	(824)	—	(824)	(100)%	1,567	—	1,567	100%
Total comprehensive loss, net of tax	(19,527)	(84,808)	65,281	(77)%	(45,096)	(222,207)	177,111	(80)%
Gross Mining profit (2)	12,505	16,789	(4,284)	(26)%	39,017	74,089	(35,072)	(47)%
Gross Mining margin (2)	38%	52%	—	—	40%	66%	—	—
EBITDA (2)	4,280	(65,419)	69,699	107%	19,767	(177,217)	196,984	111%
EBITDA margin (2)	12%	(197)%	—	—	20%	(154)%	—	—
Adjusted EBITDA (2)	6,866	10,325	(3,459)	(34)%	21,107	52,326	(31,219)	(60)%
Adjusted EBITDA margin (2)	20%	31%	—	—	21%	45%	—	—

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.

13	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues

Q3 2023 v. Q3 2022

Revenues were $34.6 million in Q3 2023, compared to $33.2 million in Q3 2022, an increase of $1.3 million, or 4%.

The most significant factors impacting the increase in Bitfarms’ revenues in Q3 2023, compared to Q3 2022, are presented in the table below. Revenues increased mostly due to the increase in average Bitfarms’ BTC hashrate and average BTC price, partially offset by lower BTC earned as a result of the increase in network difficulty.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta, for the three months ended September 30, 2022		1,515	33,247	—
Impact of increase in network difficulty during Q3 2023 as compared to Q3 2022	1	(953)	(26,568)	(80)%
Impact of increase in average Bitfarms’ BTC hashrate during Q3 2023 as compared to Q3 2022	2	610	16,964	51%
Impact of difference in average BTC price in Q3 2023 as compared to Q3 2022	3		10,227	31%
Other Mining variance and change in Volta			726	2%
BTC and revenues for the three months ended September 30, 2023		1,172	34,596	4%

Notes
1	Calculated as the difference in BTC earned in Q3 2023 compared to Q3 2022, based on the change in network difficulty, multiplied by Q3 2023 average BTC price
2	Calculated as the difference in BTC earned in Q3 2023 compared to Q3 2022, based on the change in Bitfarms' average BTC hashrate, multiplied by Q3 2023 average BTC price
3	Calculated as the difference in average BTC price in Q3 2023 compared to Q3 2022 multiplied by BTC earned in Q3 2022

The following tables summarize the Company’s revenues and average hashrate by country:

	Three months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change
Canada	24,230	27,445	(3,215)	(12)%
USA	3,491	4,581	(1,090)	(24)%
Argentina	5,129	158	4,971	3146%
Paraguay	1,746	1,063	683	64%
	34,596	33,247	1,349	4%

	Three months ended September 30,
(Hashrate in EH/s except where indicated)	2023	2022	Change	% Change
Canada	3.6	3.1	0.5	16%
USA	0.6	0.6	—	—%
Argentina	0.8	—	0.8	100%
Paraguay	0.3	0.1	0.2	200%
	5.3	3.8	1.5	39%

14	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

Q3 2023 v. Q3 2022 (Continued)

The Company’s Canadian operations accounted for a smaller portion of total revenues in Q3 2023 largely due to the expansion of operations in Argentina. Bitfarms earned the majority of its revenues from its Canadian operations in Q3 2023, which accounted for 70% of total revenues, compared to 83% in Q3 2022. The Argentina, USA and Paraguay operations accounted for 15%, 10% and 5% of total revenues in Q3 2023, respectively, compared to nil, 14% and 3% in Q3 2022, respectively. For the Canadian operations, the impact of the increase in network difficulty was partially offset by the increase in average BTC price and the average hashrate increase of 0.5 EH/s, or 16%, which resulted in revenues decreasing by $3.2 million during Q3 2023 as compared to Q3 2022. Revenues from the Company’s USA operations decreased by $1.1 million in Q3 2023 as compared to Q3 2022 due to the increase in network difficulty, which was partially offset by the increase in average BTC price. The average hashrate increase of the Argentina and Paraguay operations of 0.8 EH/s, or 100%, and 0.2 EH/s, or 200%, respectively, resulted in Q3 2023 revenues from the Company’s operations in those jurisdictions increasing by $5.0 million and $0.7 million, respectively, compared to Q3 2022.

YTD Q3 2023 v. YTD Q3 2022

Revenues were $100.1 million in YTD Q3 2023, compared to $115.4 million in YTD Q3 2022, a decrease of $15.3 million, or 13%.

The most significant factors impacting the decrease in Bitfarms’ revenues in YTD Q3 2023, compared to YTD Q3 2022, are presented in the table below. Revenues decreased mostly due to the increase in network difficulty and the decrease in average BTC price, partially offset by the increase in average Bitfarms’ hashrate.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta, for the nine months ended September 30, 2022		3,733	115,391	—
Impact of increase in network difficulty during YTD Q3 2023 as compared to YTD Q3 2022	1	(2,294)	(60,321)	(52)%
Impact of increase in average Bitfarms’ BTC hashrate during YTD Q3 2023 as compared to YTD Q3 2022	2	2,253	58,334	51%
Impact of difference in average BTC price in YTD Q3 2023 as compared to YTD Q3 2022	3		(14,712)	(13)%
Other Mining variance and change in Volta			1,433	1%
BTC and revenues for the nine months ended September 30, 2023		3,692	100,125	(13)%

Notes
1	Calculated as the difference in BTC earned in YTD Q3 2023 compared to YTD Q3 2022, based on the change in network difficulty, multiplied by YTD Q3 2023 average BTC price
2	Calculated as the difference in BTC earned in YTD Q3 2023 compared to YTD Q3 2022, based on the change in Bitfarms' average BTC hashrate, multiplied by YTD Q3 2023 average BTC price
3	Calculated as the difference in average BTC price in YTD Q3 2023 compared to YTD Q3 2022 multiplied by BTC earned in YTD Q3 2022

15	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

YTD Q3 2023 v. YTD Q3 2022 (Continued)

The following tables summarize the Company’s revenues and average hashrate by country:

	Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change
Canada	74,177	90,540	(16,363)	(18)%
USA	11,675	21,650	(9,975)	(46)%
Argentina	9,221	158	9,063	5736%
Paraguay	5,052	3,043	2,009	66%
	100,125	115,391	(15,266)	(13)%

	Nine months ended September 30,
(Hashrate in EH/s except where indicated)	2023	2022	Change	% Change
Canada	3.6	2.4	1.2	50%
USA	0.6	0.6	—	—%
Argentina	0.5	—	0.5	100%
Paraguay	0.2	0.1	0.1	100%
	4.9	3.1	1.8	58%

The Company’s Canadian operations accounted for a smaller proportion of total revenues in YTD Q3 2023 largely due to the expansion of operations in Argentina. Bitfarms earned the majority of its revenues from its Canadian operations in YTD Q3 2023, which accounted for 74% of total revenues, compared to 78% in YTD Q3 2022. The Argentina, USA and Paraguay operations accounted for 9%, 12% and 5% of total revenues in YTD Q3 2023, respectively, compared to nil, 19% and 3% in YTD Q3 2022, respectively. For the Company’s Canadian operations, the impact of the increase in network difficulty and the decrease in average BTC price was partially offset by the average hashrate increase of 1.2 EH/s, or 50%, which resulted in revenues decreasing by $16.4 million during YTD Q3 2023 as compared to YTD Q3 2022. Revenues from the Company’s USA operations decreased by $10.0 million during YTD Q3 2023 as compared to YTD Q3 2022 due to the increase in network difficulty and the decrease in average BTC price. The average hashrate increase of the Argentina and Paraguay operations of 0.5 EH/s, or 100%, and 0.1 EH/s, or 100%, respectively, resulted in YTD Q3 2023 revenues increasing by $9.1 million and $2.0 million, respectively, compared to YTD Q3 2022.

16	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Energy and infrastructure	20,396	15,489	4,907	32%	57,339	38,970	18,369	47%
Depreciation and amortization	21,767	20,720	1,047	5%	62,995	51,643	11,352	22%
Purchases of electrical components	890	688	202	29%	1,830	1,252	578	46%
Electrician salaries and payroll taxes	409	289	120	42%	1,220	924	296	32%
	43,462	37,186	6,276	17%	123,384	92,789	30,595	33%

Q3 2023 v. Q3 2022

Bitfarms’ cost of revenues for Q3 2023 was $43.5 million compared to $37.2 million for Q3 2022. The increase in cost of revenues was mainly attributable to:

●	A $4.9 million, or 32%, increase in energy and infrastructure expenses, mainly due to the Company adding new Miners, which increased energy utilization to an average of 197 MW during Q3 2023 versus 152 MW for the same period in 2022, and higher energy rates in 2023, resulting in an increase in electricity costs of $5.5 million. The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries, provinces and states where the Company operates.
●	A $1.1 million increase in non-cash depreciation and amortization expense as the Company added new Miners and electrical infrastructure.
●	An increase in repairs and maintenance of $0.1 million.

These increases were partially offset by:

●	A decrease in rent expense of $0.7 million mainly due to the capitalization of the leased Washington facility, which was renewed in Q4 2022.

YTD Q3 2023 v. YTD Q3 2022

Bitfarms’ cost of revenues was $123.4 million for YTD Q3 2023 compared to $92.8 million for YTD Q3 2022. The increase in cost of revenues was mainly due to:

●	A $18.4 million, or 47%, increase in energy and infrastructure expenses, mainly due to the Company adding new Miners and upgrading its fleet, which increased energy utilization to an average of 185 MW during YTD Q3 2023, compared to 126 MW for the same period in 2022, resulting in an increase in electricity costs of $20.0 million.
●	A $11.4 million increase in non-cash depreciation and amortization expense as the Company added new Miners and electrical infrastructure.

These increases were partially offset by:

●	A decrease in rent expense of $1.3 million mainly due to the capitalization of the leased Washington facility which was renewed in Q4 2022.
●	A decrease in repairs and maintenance of $0.3 million.

17	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Salaries and share-based payment	4,939	6,097	(1,158)	(19)%	15,136	23,648	(8,512)	(36)%
Professional services	1,795	1,835	(40)	(2)%	5,325	6,459	(1,134)	(18)%
Insurance, duties and other	1,165	1,992	(827)	(42)%	4,077	7,951	(3,874)	(49)%
Travel, motor vehicle and meals	295	233	62	27%	678	894	(216)	(24)%
Hosting and telecommunications	105	110	(5)	(5)%	311	431	(120)	(28)%
Advertising and promotion	73	32	41	128%	360	151	209	138%
	8,372	10,299	(1,927)	(18)%	25,887	39,534	(13,647)	(34)%

Q3 2023 v. Q3 2022

Bitfarms’ general and administrative (“G&A”) expenses were $8.4 million in Q3 2023, compared to $10.3 million for Q3 2022. The decrease of $1.9 million, or 18%, in G&A expense was largely due to:

●	A $2.0 million decrease in non-cash share-based payment expense in connection with stock options granted in 2021, with fair values between $3.16 to $5.97, having a higher share-based payment expense in Q3 2022 than Q3 2023. As the majority of these 2021 stock options were fully vested or cancelled at the end of Q1 2023, as explained below, the Company did not incur an expense for these options in Q3 2023, compared to the time-based vesting expense in Q3 2022.
●	A $0.8 million decrease in the Company’s insurance, duties and other expense mostly due to lower insurance premiums reflecting lower asset values, particularly Miners, due to general market conditions, partially offset by a larger number of Miners.

These decreases were partially offset by:

●	A $0.8 million increase in salaries and wages due to the increase in the Company’s headcount in Q3 2023 compared to Q3 2022 to support the global expansion as well as merit, market-based adjustments and cost of living salary increases.

18	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses (Continued)

YTD Q3 2023 v. YTD Q3 2022

For YTD Q3 2023, Bitfarms’ G&A expenses were $25.9 million, compared to $39.5 million for the same period in 2022. The decrease of $13.6 million, or 34%, in G&A expenses was mainly due to:

●	An $11.0 million decrease in non-cash share-based payment expense in connection with:
◦	Stock options granted in 2021 with fair values between $3.16 to $5.97 had a higher share-based payment expense in YTD Q3 2022 than YTD Q3 2023 due to the time-based vesting method, which resulted in an accelerated recognition of share-based expense in earlier periods.
◦	The majority of those 2021 stock options were fully vested or cancelled at the end of the first quarter of 2023, which resulted in accelerated share-based payment expense of $0.9 million during YTD Q3 2023. Refer to Note 21 to the Financial Statements for more details. The Company only incurred the share-based payment expense for those cancelled options during the first 3 months of YTD Q3 2023, compared to the graded vesting expense in YTD Q3 2022.
●	The inclusion of $1.8 million of shipping costs and duties in YTD Q3 2022 from transferring older generation Miners from Canada to Paraguay, which did not occur in YTD Q3 2023.
●	A $1.4 million decrease in the Company’s insurance expense mostly due to refunds from insurers and lower premiums reflecting lower asset values, particularly Miners, due to general market conditions, partially offset by a larger number of Miners.
●	A $1.1 million decrease in professional fees mainly due to the termination of consulting agreements with two directors in the fourth quarter of 2022 and the previous owner of the Company’s Mining facility in Washington State in the first quarter of 2023.

The decrease was partially offset by:

●	A $2.5 million increase in salaries and wages as a result of hiring additional employees in YTD Q3 2023 compared to YTD Q3 2022 to support the global expansion as well as merit, market-based adjustments and cost of living salary increases.

19	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Gain on disposition of marketable securities	(4,120)	(13,690)	9,570	(70)%	(11,246)	(44,332)	33,086	(75)%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	(12,835)	—	(12,835)	(100)%
Loss on foreign exchange	2,070	8	2,062	nm	5,059	1,884	3,175	169%
Interest on credit facility and long-term debt	481	3,020	(2,539)	(84)%	2,405	9,916	(7,511)	(76)%
Interest on lease liabilities	334	374	(40)	(11)%	1,053	1,034	19	2%
Discount expense on VAT receivable	1,046	1,919	(873)	(45)%	2,748	6,929	(4,181)	(60)%
Other financial (income) expenses	(147)	118	(265)	(225)%	110	378	(268)	(71)%
	(336)	(8,251)	7,915	(96)%	(12,706)	(24,191)	11,485	(47)%

nm: not meaningful

Q3 2023 v. Q3 2022

Bitfarms’ net financial income was $0.3 million for Q3 2023, compared to $8.3 million for Q3 2022. The $7.9 million decrease was primarily related to:

●	A $9.6 million decrease in gain on disposition of marketable securities due to less funds being sent to Argentina in Q3 2023 compared to Q3 2022 as the capital expenditures related to the first facility were mostly paid in 2022. The Company has been utilizing a mechanism since Q3 2021 to fund its Argentina expansion. The Company has been funding its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of those securities to its wholly-owned Argentinian subsidiary that it controls. The subsequent disposition of those marketable securities in exchange for Argentine Pesos gave rise to a gain as the equivalent amount received in Argentine Pesos exceeded the amount of Argentine Pesos the Company would have received from a direct foreign currency exchange.
●	A $2.1 million increase in loss on foreign exchange due to the revaluation of the Company’s net monetary assets denominated in foreign currencies following the weakening of the Argentine Pesos at the end of Q3 2023 compared to the end of Q3 2022.

The decrease was partially offset by:

●	A $2.5 million decrease in interest expense on (i) the $100 million credit facility which commenced on December 30, 2021 and was fully repaid and extinguished in December 2022, (ii) the BlockFi Loan which commenced on February 18, 2022 and was extinguished in February 2023 as described below and (iii) the NYDIG Loan which commenced on June 15, 2022. The NYDIG Loan is classified as long-term debt in the statements of financial position.

20	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income (Continued)

Q3 2023 v. Q3 2022 (Continued)

●	The discounting expense on the Argentina VAT receivable of $1.9 million during Q3 2022 relates to the country’s historically high rate of inflation and expected length of time before the VAT receivable is refunded and reflects the accounting under the effective interest rate method. During Q3 2023, new additions to the VAT receivable were discounted, which had a lesser balance than the amount discounted in Q3 2022, resulting in lesser expense in Q3 2023. The discounting expense was partially offset by increasing accretion income from the passage of time.

YTD Q3 2023 v. YTD Q3 2022

Bitfarms’ net financial income for YTD Q3 2023 was $12.7 million, compared to $24.2 million for YTD Q3 2022. The $11.5 million decrease was mainly due to:

●	A $33.1 million decrease in gain on disposition of marketable securities due to less funds being sent to Argentina during YTD Q3 2023 compared to YTD Q3 2022. The Company utilizes a mechanism beginning in Q3 2021 in which its Argentina expansion was funded as explained in the Q3 2023 v. Q3 2022 section above.
●	A $3.2 million increase in loss on foreign exchange due to the revaluation of the Company’s net monetary assets denominated in foreign currencies following the weakening of the Argentine Pesos at the end of Q3 2023 compared to the end of Q3 2022.

The decrease was partially offset by:

●	A $12.8 million gain on extinguishment of long-term debt and lease liabilities during YTD Q3 2023. In February 2023:
◦	BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, resulting in a gain on extinguishment of long-term debt of $12.6 million; and
◦

The Company negotiated a modification to its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $0.4 million for a payment of $0.1 million. As a result, a gain on extinguishment of lease liabilities was recognized in the amount of $0.3 million.

●	A $7.5 million decrease in interest expense due to the same factors explained in the Q3 2023 v. Q3 2022 section above.
●	A $4.2 million decrease in discounting expense on the Argentina VAT receivable during YTD Q3 2023 compared to YTD Q3 2022 due to the same reason explained in the Q3 2023 v. Q3 2022 section above.

21	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

E.	Impairment

The impairment loss on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets for the three and nine months ended September 30, 2023 were nil and $10.0 million, respectively (three and nine months ended September 30, 2022: $84.1 million for both periods).

Impairment on short-term prepaid deposits during the second quarter of 2023

In 2022, the Company entered into agreements with external brokers to be able to proceed with the importation of its miners into Argentina. Under the agreements, the Company was required to make advance deposits to the external brokers, which were classified as short-term prepaid deposits on the consolidated statements of financial position.

In October 2022, the Argentinian government changed the importations system previously in place and imposed additional controls on imports into Argentina as a way of limiting the outflow of U.S. dollars from the country. In the first quarter of 2023, the Company was able to apply for a self-importation license based on its extended operating history in Argentina and successfully became a self-importer in Argentina to reduce the importation expenses and facilitate the importation of Miners. Accordingly, the Company terminated all pending importation agreements with external brokers as of June 30, 2023.

The Company assumed the cost of terminating the importation agreements with the brokers in order to execute its new importation strategy, resulting in the Company forgoing a balance of $7.0 million of deposits. Accordingly, as of June 30, 2023, the Company impaired $7.0 million of short-term prepaid deposits. This impairment is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits and property, plant and equipment.

Impairment on mineral assets during the second quarter of 2023

The Suni mineral asset was acquired in connection with the reverse acquisition of Bitfarms Ltd (Israel) on April 12, 2018 and its value, at the time, was estimated at $9.0 million based on an independent appraiser’s valuation. Suni is an iron ore deposit located in Canada that was held by the acquiree. Since its acquisition, following the presence of impairment indicators, the Suni mineral asset was written down to a net book value of $3.0 million as of December 31, 2022.

During the three months ended June 30, 2023, in connection with the planned disposal of the Suni mineral asset, management tested the cash-generating unit for impairment, resulting in a further impairment charge of $3.0 million and bringing the carrying amount to nil. This impairment charge is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits and property, plant and equipment. On July 27, 2023, the Company sold the Suni mineral asset for a nominal amount to a third party.

22	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

8. SELECTED QUARTERLY INFORMATION

(U.S. $ in thousands except earnings per share)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Revenues	34,596	35,479	30,050	27,037	33,247	41,815	40,329	59,598
Net (loss) income	(18,703)	(24,894)	(2,479)	(16,843)	(84,808)	(141,918)	4,519	9,677
Basic net (loss) earnings per share	(0.07)	(0.10)	(0.01)	(0.08)	(0.40)	(0.70)	0.02	0.05

Net (loss) income before income taxes	(18,302)	(24,988)	(2,809)	(16,652)	(89,533)	(161,234)	10,957	17,937
Interest expense	815	1,023	1,620	3,271	3,394	4,546	3,010	837
Depreciation and amortization	21,767	20,528	20,700	20,777	20,720	17,857	13,066	10,287
EBITDA(1)	4,280	(3,437)	19,511	7,396	(65,419)	(138,831)	27,033	29,061
EBITDA margin(1)	12%	(10)%	65%	27%	(197)%	(332)%	67%	49%
Share-based payment	2,011	2,462	2,536	3,795	3,961	7,927	6,105	10,036
Realized (gain) loss on disposition of digital assets	—	—	(587)	28,567	44,329	77,880	34	137
(Reversal of) revaluation loss on digital assets	1,183	—	(2,695)	(23,284)	(45,655)	70,475	(3,702)	3,869
Gain on extinguishment of long-term debt and lease liabilities	—	—	(12,835)	—	—	—	—	—
Impairment (reversal) on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	—	9,982	—	(8,903)	84,116	—	—	1,800
Impairment on goodwill	—	—	—	—	—	17,900	—	—
Gain on disposition of marketable securities	(4,120)	(4,955)	(2,171)	(7,317)	(13,690)	(19,705)	(10,937)	(3,875)
Net financial expenses (income) and other	3,512	3,620	2,810	1,933	2,683	4,057	3,765	(552)
Adjusted EBITDA(1)	6,866	7,672	6,569	2,187	10,325	19,703	22,298	40,476
Adjusted EBITDA margin(1)	20%	22%	22%	8%	31%	47%	55%	68%

Although the BTC Mining industry experiences volatility, it is not generally subject to seasonality or seasonal effects. Seasonal fluctuations in energy supply, however, may impact the Company’s operations. The majority of the Company’s operations during the above periods was in Quebec, where power was sourced directly from Hydro-Quebec, Hydro-Magog and Hydro-Sherbrooke. The Company also had operations in Washington State that were powered by the Grant County Power Utility District as well as operations in Paraguay that were powered by CLYFSA. In Q3 2022, the Company began operations in Argentina. The production facility in Argentina was temporarily connected to the power grid until the private power producer obtained the requisite permits to provide power directly to the Company in April 2023. Energy rates in Argentina increase during winter months of May through September, after which they return to their regular rates. Among other phenomena, changing weather in Quebec, Washington State, Paraguay or Argentina may impact seasonal electricity needs, and periods of extreme cold or extreme hot weather may contribute to service interruptions in cryptocurrency Mining operations. Changes to supply and/or demand of electricity may result in curtailment of electricity to the Company’s cryptocurrency Mining operations. The Company’s geographical diversification reduces the risk and extent of extreme weather and other external factors unduly affecting the Company’s overall performance.

For Q3 2023 details, refer to Section 7A - Financial Performance (Revenues); Section 10A - Liquidity and Capital Resources (Cash Flows); and Section 6 - Expansion Projects (Washington Expansion, Paraguay Expansion, Argentina Expansion and Baie-Comeau Expansion) of this MD&A.

[1]	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.

23	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

Non-IFRS financial measures

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 20 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A.

Measures	Definition	Purpose
Gross Mining profit	Gross Profit before: (i) non-Mining revenues; (ii) depreciation and amortization; (iii) purchase of electrical components and other expenses; and (iv) electrician salaries and payroll taxes.	●	To assess profitability after power costs in cryptocurrency production and other infrastructure costs. Power costs are the largest variable expense in Mining.
		●	To provide the users of the MD&A the ability to assess the gross profitability of the Company’s core digital asset Mining operations.
EBITDA	Net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization.	●	To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.
●

To provide the users of the MD&A with additional information to assist them in understanding components of its financial results, including a more complete understanding of factors and trends affecting the Company’s performance.

		●	Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.
Adjusted EBITDA	EBITDA adjusted to exclude: (i) share-based payment; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) realized gains or losses on disposition of digital assets and (reversal of) revaluation loss on digital assets; (v) gain on disposition of marketable securities, gains or losses on derivative assets and liabilities and discount expense on VAT receivable; (vi) loss on currency exchange; and (vii) other non-recurring items that do not reflect the core performance of the Company.	●	To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.
		●	To provide the users of the MD&A a consistent comparable metric for profitability of the Company’s core performance across time periods.
		●	Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

24	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial measures (Continued)

Measures	Definition	Purpose
Direct Cost	Cost of revenues before: (i) depreciation and amortization; (ii) purchases of electrical components; (iii) electrician salaries and payroll taxes; (iv) infrastructure; and (v) other direct expenses.	●	To assess the Company’s power costs, the largest variable expense in Mining.
		●	To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.
		●	Used by management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.
Total Cash Cost

Net (income) loss before income taxes before: (i) revenues; (ii) depreciation and amortization; (iii) purchases of electrical components; (iv) electrician salaries and payroll taxes; (v) share-based payment; (vi) realized gains or losses on disposition of digital assets; (vii) (reversal of) revaluation loss on digital assets; (viii) asset impairment charges; (ix) net financial income; (x) other direct expenses; and (xi) other non-recurring items that do not reflect the core performance of the Company.

		●	To assess the total cash cost of the Company’s core digital asset Mining operations.
		●	To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.
		●	Used by management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

25	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios

Ratios	Definition	Purpose
Gross Mining margin	The percentage obtained when dividing Gross Mining profit by Mining related revenues.	●	To assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining.
		●	To provide the users of the MD&A the ability to assess the profitability of the Company’s core digital asset Mining operations, exclusive of certain general and administrative expenses.
EBITDA margin	The percentage obtained when dividing EBITDA by Revenues.	●	To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.
		●	Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.
●

Useful for providing users of the MD&A with additional information to assist them in understanding components of its financial results, including a more complete understanding of factors and trends affecting the Company’s performance.

Adjusted EBITDA margin	The percentage obtained when dividing Adjusted EBITDA by Revenues.	●	To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.
		●	To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.
		●	Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

26	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios (Continued)

Ratios	Definition	Purpose
Direct Cost per BTC	The amount obtained when dividing Direct Cost by the quantity of BTC earned.	●	To assess the Company’s power costs, the largest variable expense in Mining.
		●	To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.
		●	Used by management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.
Total Cash Cost per BTC	The amount obtained when dividing Total Cash cost by the quantity of BTC earned.	●	To assess the total cash cost of the Company’s core digital asset Mining operations.
		●	To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.
		●	Used by management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Supplemental financial ratios

The Company utilizes the following supplemental financial ratios in assessing operating performance.

Ratios	Definition	Purpose
Gross margin	The percentage obtained when dividing Gross profit by Revenues.	●	To assess profitability of the Company across time periods.
Operating margin	The percentage obtained when dividing Operating income (loss) by Revenues.	●	To assess operational profitability of the Company across time periods.

27	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

A.	Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change

Revenues	34,596	33,247	1,349	4%	100,125	115,391	(15,266)	(13)%

Net loss before income taxes	(18,302)	(89,533)	71,231	(80)%	(46,686)	(239,810)	193,124	(81)%
Interest expense	815	3,394	(2,579)	(76)%	3,458	10,950	(7,492)	(68)%
Depreciation and amortization	21,767	20,720	1,047	5%	62,995	51,643	11,352	22%
EBITDA	4,280	(65,419)	69,699	107%	19,767	(177,217)	196,984	111%
EBITDA margin	12%	(197)%	—	—	20%	(154)%	—	—
Share-based payment	2,011	3,961	(1,950)	(49)%	7,009	17,993	(10,984)	(61)%
Realized loss on disposition of digital assets	—	44,329	(44,329)	(100)%	—	122,243	(122,243)	(100)%
Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	—	84,116	(84,116)	(100)%	9,982	84,116	(74,134)	(88)%
(Reversal of) revaluation loss on digital assets	1,183	(45,655)	46,838	103%	(1,512)	21,118	(22,630)	(107)%
Impairment on goodwill	—	—	—	—%	—	17,900	(17,900)	(100)%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	(12,835)	—	(12,835)	(100)%
Gain on disposition of marketable securities	(4,120)	(13,690)	9,570	(70)%	(11,246)	(44,332)	33,086	(75)%
Net financial expenses and other	3,512	2,683	829	31%	9,942	10,505	(563)	(5)%
Adjusted EBITDA	6,866	10,325	(3,459)	(34)%	21,107	52,326	(31,219)	(60)%
Adjusted EBITDA margin	20%	31%	—	—	21%	45%	—	—

28	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

B.	Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Gross (loss) profit	(8,866)	(3,939)	(4,927)	125%	(23,259)	22,602	(45,861)	(203)%
Non-Mining revenues (1)	(1,697)	(971)	(726)	75%	(3,775)	(2,342)	(1,433)	61%
Depreciation and amortization	21,767	20,720	1,047	5%	62,995	51,643	11,352	22%
Purchases of electrical components and other	892	690	202	29%	1,836	1,262	574	45%
Electrician salaries and payroll taxes	409	289	120	42%	1,220	924	296	32%
Gross Mining profit	12,505	16,789	(4,284)	(26)%	39,017	74,089	(35,072)	(47)%
Gross Mining margin	38%	52%	—	—	40%	66%	—	—

(1) Non-Mining revenues reconciliation:

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Revenues	34,596	33,247	1,349	4%	100,125	115,391	(15,266)	(13)%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues	(32,899)	(32,276)	(623)	2%	(96,350)	(113,049)	16,699	(15)%
Non-Mining revenues	1,697	971	726	75%	3,775	2,342	1,433	61%

29	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

C.	Calculation of Direct Cost and Direct Cost per BTC

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Cost of revenues	43,462	37,186	6,276	17%	123,384	92,789	30,595	33%
Depreciation and amortization	(21,767)	(20,720)	(1,047)	5%	(62,995)	(51,643)	(11,352)	22%
Purchases of electrical components	(890)	(688)	(202)	29%	(1,830)	(1,252)	(578)	46%
Electrician salaries and payroll taxes	(409)	(289)	(120)	42%	(1,220)	(924)	(296)	32%
Infrastructure	(600)	(1,060)	460	(43)%	(2,303)	(3,841)	1,538	(40)%
Other	—	336	(336)	(100)%	82	633	(551)	(87)%
Direct Cost	19,796	14,765	5,031	34%	55,118	35,762	19,356	54%
Quantity of BTC earned	1,172	1,515	(343)	(23)%	3,692	3,733	(41)	(1)%
Direct Cost per BTC (in U.S. dollars)	16,900	9,700	7,200	74%	14,900	9,600	5,300	55%

D.	Calculation of Total Cash Cost and Total Cash Cost per BTC

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Net loss before income taxes	18,302	89,533	(71,231)	(80)%	46,686	239,810	(193,124)	(81)%
Revenues	34,596	33,247	1,349	4%	100,125	115,391	(15,266)	(13)%
Depreciation and amortization	(21,767)	(20,720)	(1,047)	5%	(62,995)	(51,643)	(11,352)	22%
Purchases of electrical components	(890)	(688)	(202)	29%	(1,830)	(1,252)	(578)	46%
Electrician salaries and payroll taxes	(409)	(289)	(120)	42%	(1,220)	(924)	(296)	32%
Share-based payment	(2,011)	(3,961)	1,950	(49)%	(7,009)	(17,993)	10,984	(61)%
Realized loss on disposition of digital assets	—	(44,329)	44,329	100%	—	(122,243)	122,243	100%
(Reversal of) revaluation loss on digital assets	(1,183)	45,655	(46,838)	(103)%	1,512	(21,118)	22,630	107%
Loss on disposition of property, plant and equipment	(217)	(756)	539	(71)%	(1,776)	(1,692)	(84)	5%
Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	—	(84,116)	84,116	100%	(9,982)	(84,116)	74,134	(88)%
Impairment on goodwill	—	—	—	—%	—	(17,900)	17,900	100%
Net financial income	336	8,251	(7,915)	(96)%	12,706	24,191	(11,485)	(47)%
Other	(179)	336	(515)	(153)%	(97)	633	(730)	(115)%
Total Cash Cost	26,578	22,163	4,415	20%	76,120	61,144	14,976	24%
Quantity of BTC earned	1,172	1,515	(343)	(23)%	3,692	3,733	(41)	(1)%
Total Cash Cost per BTC (in U.S. dollars)	22,700	14,600	8,100	55%	20,600	16,400	4,200	26%

30	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES

As discussed below, the Company’s current financing strategy involves (a) selling the BTC it earns and the BTC it holds in treasury and (b) utilizing short-term debt, long-term debt and equity instruments to fund its expansion activities, operating expenses and debt service requirements. The Company anticipates requiring additional funds to complete its growth plans discussed in Section 6 - Expansion Projects of this MD&A.

Although the Company operates through its subsidiaries, there are no material legal restrictions and generally no practical restrictions on the ability of the subsidiaries to transfer funds to the Company, except that the Company may be subject to practical limitations on transferring funds from its Argentinian subsidiary. Beginning in the second half of 2019, the Argentine government instituted certain foreign currency exchange controls that could restrict the Company’s Argentinian subsidiary’s access to foreign currency, including the US dollar, for making payments abroad or transferring funds to its parent without prior authorization from the Argentine Central Bank. These regulations have continued to evolve and may become more stringent depending on the Argentine government´s perception of the availability of sufficient national foreign currency reserves. Further, changes in national and provincial leadership may result in changing governmental perceptions and actions surrounding importation policies and the availability of foreign currency reserves for commerce. In late 2023, Argentina is undergoing a presidential election, the results of which, and the implication for economic and monetary policy and its impact on Bitfarms, cannot be ascertained as of the issuance date of this MD&A.

The Company sends funds periodically to its Argentinian subsidiary to fund its expansion based on supplier invoices that are paid by the Argentinian subsidiary. The Argentinian subsidiary provides Mining services for a market-based fee to its Canadian parent which owns and records revenue from the BTC earned in Argentina and, accordingly, the Argentinian subsidiary is not structured or contemplated to generate substantial cash flows above its internal requirements. The Argentinian subsidiary earns a market-based return on the services it provides to its Canadian parent.

A.	Cash Flows
	Nine months ended September 30,
(U.S. $ in thousands except where indicated)	2023	2022	$ Change	% Change
Cash, beginning of the period	30,887	125,595	(94,708)	(75)%
Cash flows from (used in):
Operating activities	10,028	3,169	6,859	216%
Investing activities	(35,373)	(144,541)	109,168	(76)%
Financing activities	41,268	51,542	(10,274)	(20)%
Exchange rate differences on currency translation	(35)	49	(84)	(171)%
Cash, end of the period	46,775	35,814	10,961	31%

31	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Operating Activities

Cash flows from operating activities increased by $6.9 million during YTD Q3 2023 compared to YTD Q3 2022, primarily driven by:

●	A decline in income taxes paid, with $14.9 million paid during YTD Q3 2022, compared to $7.3 million refunded during YTD Q3 2023;
●	Other favorable working capital variances totaling $10.8 million that are explained in Section 11 - Financial Position of this MD&A;
●	Lower interest and financial expenses paid of $6.2 million; and
●	Lower cash G&A expenses of $2.6 million.

The increase was partially offset by:

●	Higher energy and infrastructure costs of $18.4 million that are explained in Section 7B - Financial Performance - Cost of Revenues of this MD&A; and
●	A decrease in proceeds from sale of digital assets earned of $17.3 million as a result of selling less BTC in YTD Q3 2023 compared to YTD Q3 2022.

Cash Flows used in Investing Activities

Cash flows used in investing activities decreased by $109.2 million during YTD Q3 2023 compared to YTD Q3 2022.

The decrease in cash flow used in investing activities is driven primarily by:

●	$40.7 million of net additions of property, plant and equipment (“PPE”) during YTD Q3 2023, compared to $111.4 million for the same period in 2022, primarily due to the acquisition of Miners and infrastructure build-out;
●	The Company making $3.5 million advance payments mainly for the Paraguay expansion during YTD Q3 2023, compared to $54.9 million in advanced payments made on new PPE mainly for the Argentina expansion during YTD Q3 2022; and
●	The Company not purchasing BTC during YTD Q3 2023, compared to acquiring 1,000 BTC for $43.2 million during YTD Q3 2022. Refer to Section 10B - Liquidity and Capital Resources (capital resources - digital asset management program) of this MD&A.

The decrease was partially offset by:

●	$11.2 million of net proceeds received in YTD Q3 2023 from the purchase and disposition of marketable securities to fund the Argentina expansion activities, compared to $44.3 million of net proceeds for the same period in 2022, as described in Note 22 - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss to the Financial Statements; and
●	Proceeds of $20.7 million from the sale of digital assets purchased in YTD Q3 2022, compared to nil in YTD Q3 2023.

32	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities

Cash flows from financing activities decreased by $10.3 million from $51.5 million for YTD Q3 2022 to $41.3 million for YTD Q3 2023.

YTD Q3 2023

●	The Company raised $68.5 million of net proceeds from its at-the-market equity offering program, which were partially offset by scheduled and one-time payments relating to long-term debt and lease liabilities of approximately $24.6 million and $2.9 million, respectively.
●	The long-term debt repayments included:
◦	The settlement of the BlockFi Loan on February 8, 2023 for cash consideration of $7.8 million, as discussed below;
◦	Capital repayments of $16.4 million towards the NYDIG loan that reduced the outstanding balance to $9.9 million as of September 30, 2023; and
◦	The full repayment of the principal amount of the remaining Foundry Loans #2, #3 and #4, as defined in the Financial Statements, before maturity and without prepayment penalty, for $0.8 million.
●	The lease repayments included:
◦	The Company’s modification in February 2023 of its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $0.4 million for a payment of $0.1 million.

YTD Q3 2022

●	During YTD Q3 2022, the Company raised $67.2 million of net proceeds from long-term debt, received $40.0 million of proceeds from the credit facility (which was fully repaid in the fourth quarter of 2022), and $48.5 million of net proceeds from the Company’s at-the-market equity offering program; and
●	During YTD Q3 2022, these proceeds were partially offset by repayments towards the credit facility, long-term debt, and lease liabilities of $76.9 million, $23.2 million and $4.1 million, respectively.

BlockFi Loan

On February 18, 2022, Bitfarms’ subsidiary, Backbone Mining Solutions Inc. (“Backbone Mining”), entered into a $32.0 million equipment financing facility with BlockFi, which was classified as long-term debt in the statement of financial position. Backbone Mining owns or leases the assets of Bitfarms’ 20-megawatt active crypto Mining facilities in the State of Washington. The BlockFi loan was recourse only against Backbone Mining, and the loan was secured by its Miners and, in the event of default, BTC produced by those Miners.

On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12.6 million. Upon settlement, all of Backbone Mining’s assets, including 6,100 Miners collateralizing the loan, became unencumbered.

33	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

At-The-Market Equity Offering Program

Bitfarms commenced an at-the-market equity offering program (the “ATM program”) on August 16, 2021, by means of a prospectus supplement dated August 16, 2021, to the Company’s short form base shelf prospectus dated August 12, 2021, and U.S. registration statement on Form-F-10, which includes a prospectus supplement related to the ATM.

The ATM program expired on September 12, 2023. Over the course of the ATM program, the Company issued 105,368,000 common shares in exchange for gross proceeds of $277.0 million at an average share price of approximately $2.63. The Company received net proceeds of $268.3 million after paying commissions of $8.5 million to the sales agent for the ATM program and $0.3 million in other transaction costs.

Q3 2023 v. Q3 2022

During the three months ended September 30, 2023, the Company issued 18,570,000 common shares in the ATM program in exchange for gross proceeds of $31.9 million at an average share price of approximately $1.72. The Company received net proceeds of $30.9 million after paying commissions of $1.0 million to the sales agent for the ATM program. During the three months ended September 30, 2022, the Company issued 9,357,000 common shares in exchange for gross proceeds of $13.0 million at an average share price of approximately $1.39. The Company received net proceeds of $12.6 million after paying commissions of $0.5 million to the sales agent.

YTD Q3 2023 v. YTD Q3 2022

During YTD Q3 2023, the Company issued 52,121,000 common shares in the ATM program in exchange for gross proceeds of $70.8 million at an average share price of approximately $1.36. The Company received net proceeds of $68.5 million after paying commissions of $2.2 million to the sales agent, in addition to $0.1 million of other transaction fees. During YTD Q3 2022, the Company issued 20,835,000 common shares in the ATM program in exchange for gross proceeds of $50.2 million at an average share price of approximately $2.41. The Company received net proceeds of $48.5 million after paying commissions of $1.6 million to the sales agent, in addition to $0.1 million of other transaction fees.

34	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

Use of Proceeds

The Company has used the proceeds from the ATM equity offering program, that expired on September 12, 2023, to support the growth and development of the Company’s Mining operations, as described in Section 6 - Expansion Projects of this MD&A, as well as for working capital and general corporate purposes. Described below are the actual use of proceeds from the commencement of the ATM equity offering program through September 30, 2023:

(U.S. $ in thousands except where indicated)

Categories	Use of proceeds from August 16, 2021 to September 30, 2023
MicroBT Miners	126,313
Bitmain Miners	29,298
Washington Expansion	27,181
Sherbrooke Expansion (completed in 2022)	22,201
Argentina Expansion, net of gain on disposition of marketable securities	50,898
Cowansville Expansion (completed in 2022)	573
Paraguay Expansion	3,230
Baie-Comeau Expansion	3,988
Paso Pe (Paraguay) Expansion	4,628
268,310

The Company intends to continue to explore expansion opportunities in new and existing facilities, subject to market conditions and the ability to continue to obtain suitable financing.

35	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources

Bitfarms’ capital management objective is to provide the financial resources that will enable the Company to maximize the return to its shareholders while optimizing its cost of capital. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of the Company’s funding requirements, changes in economic conditions, the cost of providing financing, and the risks to which the Company is exposed. The Company’s financing strategy is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

Based on the current capital budget and BTC prices, the Company currently anticipates that additional financing will be required to complete construction of additional facilities in Argentina and to fund expansion activities in Canada and Paraguay beyond those required to achieve its published hashrate targets. In order to achieve its business objectives, the Company may sell or borrow against the BTC that have been accumulated as of the date hereof as well as BTC received from its ongoing operations, which may or may not be possible on commercially attractive terms. Bitfarms intends to continue to manage its capital structure by striving to reduce operating expenses and unnecessary capital spending, disposing of inefficient or underutilized assets, obtaining short-term and long-term debt financing and issuing equity.

A BTC Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million, which is expected to occur around 2140. The next BTC Halving is expected to occur in late April or early May 2024, at which time BTC block rewards will decrease from 6.25 BTC per block to 3.125 BTC per block. Once 21 million BTC are generated, the network will stop producing more. While BTC prices have had a history of price fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining reward and the compensation from Mining Pools.

Digital Asset Management Program

In early January 2021, the Company implemented a digital asset management program under which it holds BTC for its intrinsic value and as a source of liquidity. The Company has internal controls over the management of its digital assets, which it evaluates and enhances on a quarterly basis. Pursuant to the digital asset management program, the Company added 3,301 BTC to its balance sheet during the year ended December 31, 2021.

In January 2022, the Board of Directors (the “BOD”) authorized management to purchase 1,000 BTC. During the second quarter of 2022, following the BOD approval, the Company sold 3,000 BTC in collateral to repay part of the Credit Facility and 350 BTC in treasury to manage liquidity levels. During the third quarter of 2022, the Company sold 670 BTC in collateral to repay part of the Credit Facility and 1,925 BTC in treasury to maintain sufficient liquidity levels. On August 1, 2022, management received approval from the BOD to sell daily production, in addition to any sale of up to 1,000 BTC from treasury, should market conditions be justified in its discretion. During Q4 2022, the Company sold 1,359 BTC in collateral to repay the remaining balance of the Credit Facility in full and 1,734 BTC in treasury to manage liquidity levels. Since January 2022, the Company has not purchased any BTC.

36	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Digital Asset Management Program (Continued)

Presented below are the total BTC sold and proceeds per quarter through September 30, 2023, a portion of which was used to repay equipment-related indebtedness, with the remaining portion used to fund operations and expansion plans:

	Three months ended
(U.S. $ in thousands except where indicated)	September 30, 2023	June 30, 2023	March 31, 2023
Quantity of BTC sold	1,018	1,109	1,267
Total proceeds	28,354	30,886	28,483

The purchase and sale of BTC as described above while the Company continued to earn BTC resulted in total holdings of 703 BTC as of September 30, 2023, valued at approximately $19.0 million based on a BTC price of approximately $27,000, as of September 30, 2023.

Custody of digital assets

The Company’s BTC received from the Mining Pool for its computational power is delivered to multi-signature wallets that the Company controls or directs to external third-party custodians. On a regular basis, the Company transfers BTC from its multi-signature wallets to external third-party custodians, Coinbase Custody Trust Company, LLC (“Coinbase Custody”) and Anchorage Digital Bank National Association (“Anchorage Digital”). Coinbase Custody provides custody and related services for clients’ digital assets as a fiduciary pursuant to the New York State Department of Financial Services under Section 100 of the New York Banking Law. Anchorage Digital is the only federally chartered crypto bank in the U.S., serves as a custodian for digital assets, and is licensed and regulated by the Office of the Comptroller of the Currency. Currently, Coinbase Custody and Anchorage Digital provide only custodial services to the Company and do not use a sub-custodian. Coinbase Custody and Anchorage Digital are not related parties to the Company.

The Company has internal controls in place to evaluate its custodians on a quarterly basis. The Company can transfer digital assets between custodians and has its own multi-signature wallets as a contingency plan that would have a minimal impact on the Company’s operations.

As of November 6, 2023, the Company has 777 BTC, valued at $27.3 million on its balance sheet. As of the date of this MD&A, 97% of the Company’s BTC are held in custody with Coinbase Custody and Anchorage Digital or held as collateral within Coinbase Custody on behalf of NYDIG, the counterparty to the Company’s equipment financing, which is classified as long-term debt in the statements of financial position. In addition, 2% of the Company’s BTC are held by third parties to collateralize the Company’s hedging contracts, which will be classified as derivative liabilities in the statements of financial position.

37	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Custody of Digital assets (Continued)

Coinbase Custody maintains an insurance policy of $320 million for its cold storage and Anchorage Digital maintains an insurance policy of $50 million for its cold and hot storage; however, the Company cannot ensure that the full limits of those policies would be available to the Company or, if available, would be sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody or Anchorage Digital which have resulted in the Company’s crypto assets being lost or stolen, and (ii) anything with regards to Coinbase Custody’s or Anchorage Digital’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase or Anchorage Digital may not be recoverable in the event of bankruptcy by Coinbase, Anchorage Digital or their affiliates. In Coinbase’s quarterly report, on Form 10-Q, filed with the U.S. Securities Exchange Commission on November 2, 2023, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Hedging program of digital assets

The Company’s hedging strategy aims to reduce the risk associated with the variability of future cash flows resulting from future disposals of digital assets and in consideration of the volatility and adverse price movements of the digital assets in the prior months. In March 2023, the BOD approved a hedging program and authorized Management, through a risk management committee specifically created for this purpose, to implement hedges using BTC option contracts up to 20% of the Company’s BTC compensation per month and up to three months of future BTC compensation. In April 2023, the BOD authorized Management to increase the BTC option contracts up to 50% of the Company’s BTC compensation per month and up to six months of expected future BTC compensation. As of November 6, 2023, the risk management committee has not engaged in hedging to the full extent permitted by the BOD. The Company has a hedge in place of 180 BTC of expected future BTC compensation.

During the three and nine months ended September 30, 2023, the Company secured BTC option contracts to sell digital assets which resulted in a loss of nil and $0.2 million, respectively, mainly related to premiums paid for the option contracts hedging the potential risk of the BTC price decreasing and protecting the Company’s margins. Refer to Note 18 to the Financial Statements for more details.

Synthetic HODL program of digital assets

Alongside the hedging program, and with the intent to manage a more capital-efficient portfolio, in June 2023, the BOD approved a HODL strategy, referred to as a synthetic HODL strategy, which allows up to 20% of the Company’s BTC exposure to be replicated using BTC call options. In October 2023, the Company initiated its Synthetic HODL strategy with the purchase of long-dated BTC call options. The primary objective of the Synthetic HODL is to allow the Company to accumulate BTC in treasury and increase BTC exposure in a manner that is risk-managed and capital efficient. As of November 6, 2023, the Company has active call option contracts providing the right to buy up to 35 BTC. It remains within the risk management committee’s discretion to dynamically adjust Bitfarms’ hedge and synthetic HODL ratios within the risk limits approved by the BOD to more adequately respond to market factors that are beyond the Company’s operational control.

38	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

C.	Contractual obligations

The following are the contractual maturities of financial liabilities and gross lease liabilities (non-financial liabilities) with estimated future interest payments as of September 30, 2023:

(U.S. $ in thousands)	2023	2024	2025	2026	2027 and thereafter	Total
Trade accounts payable and accrued liabilities	7,621	—	—	—	—	7,621
Long-term debt	6,128	4,085	—	—	—	10,213
Lease liabilities	1,076	4,021	2,921	2,765	10,399	21,182
	14,825	8,106	2,921	2,765	10,399	39,016

D.	Commitments

As of September 30, 2023, the Company had no commitments.

E.	Contingent liability

In 2021, the Company imported Miners into Washington State, which the Chinese manufacturer asserted originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting their manufacture in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%. Since the request for information by U.S. Customs and Border Protection, the Company has been working with the manufacturer to validate their origination by visiting contract manufacturer sites, and by examining and documenting the manufacture and assembly of the Miners by the manufacturer and its third-party contractors.

During the three months ended September 30, 2023, the Company has obtained documentary evidence of the Miners’ manufacture outside of China, and has sent the supporting documentation to the U.S. Customs and Border Protection in defense of its position that Miners were manufactured outside China and the related custom duties, in the amount of $9.4 million do not apply. While the final outcome of this matter is uncertain at this time, management has determined it is not probable that it will result in a future cash outflow for the Company and, as such, no provision was recorded as of September 30, 2023.

39	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION

A.	Working Capital

	As of September 30,	As of December 31,
(U.S. $ in thousands)	2023	2022	$ Change	% Change
Total Current Assets	83,733	69,088	14,645	21%
Total Current Liabilities	29,686	67,244	(37,558)	(56)%
Working Capital	54,047	1,844	52,203	2831%

With the next halving event currently anticipated to occur in April 2024, the Company places, and continues to place, importance on maintaining sufficient liquidity to manage the uncertainty and capitalize upon suitable opportunities the halving event presents. As of September 30, 2023, Bitfarms had working capital of $54.0 million, compared to $1.8 million as of December 31, 2022. The increase in working capital was mostly due to:

●	The extinguishment of the BlockFi loan in Q1 2023, which had an outstanding balance of $20.0 million on December 31, 2022, for a payment of $7.8 million, resulting in an increase of $12.2 million in working capital. Refer to section 10A - Liquidity and Capital Resources for details on the extinguishment of the BlockFi loan.
●	Scheduled capital repayments of $16.4 million towards the NYDIG loan. The effect on working capital is nil as the repayments decreased the cash balance and the loan balance by corresponding amounts.
●	A $12.3 million increase in total digital assets, including the digital assets pledged as collateral, resulting from the increase of the Company’s treasury by 298 BTC and the appreciation of the BTC price during YTD Q3 2023.
●	A $15.9 million increase in cash, mainly related to the issuance of 52,121,000 common shares from the ATM program, for total proceeds of $68.5 million, which were partially used for expansion projects during YTD Q3 2023 and with the remainder intended for payments for future expansion projects.

These increases were partially offset by:

●	A decrease in short-term prepaid deposits of $8.7 million, mainly related to the impairment loss on short-term prepaid deposits of $7.0 million during YTD Q3 2023. Refer to section 7E - Financial Performance (Impairment).
●	A decrease in taxes receivable of $7.8 million following the receipt of tax refunds for the three and nine months ended September 30, 2023.

40	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION (Continued)

B.	Property, plant and equipment

	As of September 30,	As of December 31,
(U.S. $ in thousands)	2023	2022	$ Change	% Change
Canada	111,051	142,654	(31,603)	(22)%
USA	23,527	32,664	(9,137)	(28)%
Argentina	58,507	31,927	26,580	83%
Paraguay	10,367	12,183	(1,816)	(15)%
	203,452	219,428	(15,976)	(7)%

As of September 30, 2023, Bitfarms had PPE of $203.5 million, compared to $219.4 million as of December 31, 2022. The decrease of $16.0 million, or 7%, was primarily due to the $31.6 million decrease of PPE in Canada, mainly relating to depreciation expense. PPE in the USA and Paraguay decreased by $9.1 million and $1.8 million, respectively, mostly due to depreciation expense incurred on Miners. These decreases were partially offset by the $26.6 million increase in Argentina PPE primarily due to the delivery of approximately 12,600 Miners in YTD Q3 2023.

C.	Intangible assets

As of September 30, 2023, Bitfarms had intangible assets of $3.8 million, compared to $33,000 as of December 31, 2022. The $3.8 million increase is mainly due to the Company’s three acquisitions of groups of assets in Quebec and Paraguay during the three and nine months ended September 30, 2023. Each of those acquisitions of groups of assets resulted in contractual access rights to hydro power electricity.

The following table summarizes those access rights:

(U.S.$ in thousands except where indicated)	Additions to intangibles	Additional capacity	Term of contractual access rights	Amortization method and period
Baie-Comeau, Quebec	2,315	22 MW	No termination date	Straight-line over the lease term of the facility
Villarrica, Paraguay	1,065	50 MW	Ending in December 31, 2027	Straight-line over the access rights period
Yguazu, Paraguay	421	100 MW	Ending in December 31, 2027	Straight-line over the access rights period
	3,801	172 MW

Refer to Notes 5 and 10 to the Financial Statements for more details.

12. FINANCIAL INSTRUMENTS

The Company discloses information on the classification and fair value of its financial instruments, as well as on the nature and extent of risks arising from financial instruments, and related risk management in Note 18 to the Financial Statements and Note 22 to the 2022 Annual Financial Statements. Risks are related to foreign currency, credit, counterparty, liquidity, and concentration.

41	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

13. RELATED PARTY TRANSACTIONS

The Company discloses information on its related party transactions, as defined in IAS 24, Related Party Disclosures, in Note 19 to the Financial Statements.

14. INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.	Disclosure Controls and Procedures

Management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, has designed or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and

ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

B.	Internal control over financial reporting

Management, under the supervision of the CEO and CFO, is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Management, under the supervision of the CEO and CFO, has designed ICFR, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

C.	Changes in internal control over financial reporting

There have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR during the period beginning on July 1, 2023 and ended September 30, 2023.

D.	Limitation of DC&P and ICFR

All control systems contain inherent limitations, no matter how well designed. As a result, the Company’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

15. SHARE CAPITAL

As of the date of this MD&A, the Company has 277,684,000 common shares outstanding, 9,974,000 vested and 9,026,000 unvested stock options, 19,153,000 warrants outstanding and 258,000 restricted stock units. There are no preferred shares or any other classes of shares outstanding.

42	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

16. RISK FACTORS

The Company is subject to a number of risks and uncertainties and is affected by several factors which could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Corporation’s shares.

The risks and uncertainties that Management considers as the most material to the Company’s business are described in the section entitled Risk Factors of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022, dated March 20, 2023. These risks and uncertainties have not materially changed in the nine months ended September 30, 2023, other than the risk described below, and hereby incorporated by reference.

Hedges

The Company actively engages in hedging practices with respect to its cryptocurrency holdings to lessen the impact of BTC volatility on the Company’s results of operations and financial condition and to optimize cryptocurrency monetization. Although hedging activities are undertaken on a risk adjusted basis, there can be no certainty that such activities will be profitable and these activities could result in significant losses. Hedging operates as a complement to BTC Mining, and to BTC holding through its Digital Asset Management Program. The effectiveness of the hedging relationship should be evaluated alongside the Company’s Mining performance. In addition, hedging practices involve transactions with third parties. Any settlement delay or failure, security breach, incurred cost or loss of digital assets associated with the use of a counterparty could materially and adversely affect the execution of hedging strategies and result in significant losses. Although the Company maintains rigorous controls on the implementation and monitoring of hedging strategies, including its involvement with counterparties, there can be no assurance that such controls will be effective or timely or sufficient in operation to avoid or even reduce losses.

Emerging markets

Investing in a company with operations in emerging markets entails certain inherit risks

The Company conducts Mining operations in various jurisdictions, including in Argentina and Paraguay, which are emerging markets. Investing in a company with operations in emerging markets involves inherent risks, which may include: (i) expropriation or nationalization of property; (ii) changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; (iii) uncertain political and economic environments, war, terrorism, sabotage and civil disturbances; (iv) lack of certainty with respect to legal systems, corruption and other factors that are inconsistent with the rule of law; (v) delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; (vi) import and export regulations, including restrictions on the import of miners and other equipment relevant to the Company’s Mining operations; (vii) limitations on the repatriation of earnings and other forms of currency controls, monetary restrictions and limitations under economic policies; (viii) underdeveloped industrial or economic infrastructure; (ix) internal security issues; (x) increased financing costs; (xi) renegotiation, cancellation or forced modification of existing contracts; and (xii) risk of loss due to disease, and other potential medical endemic or pandemic issues, as a result of the potential related impact to employees, disruption to operations, supply chain delays, trade restrictions and impact on economic activity in affected countries or regions.

43	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

16. RISK FACTORS (Continued)

Emerging markets (Continued)

Investing in a company with operations in emerging market entails certain inherit risks (Continued)

There can be no guarantee that one or more of the events described above will not occur in the future and the impact of such event or events on the Company’s operations cannot be accurately predicted at this time. The occurrence of one or more such events may have a material adverse effect on the Company’s operations in the affected jurisdiction or jurisdictions, including, but not limited to, disruptions to its operations, the loss of property, unprofitability of its operations, protracted legal and regulatory proceedings, and other penalties or sanctions.

Argentina and/or Paraguay may experience economic volatility and other challenges that could affect the Company’s business, financial condition and result of operations

The profitability of the Company’s Mining operations in Argentina and Paraguay and the Company’s ability to continue such operations depend in part upon local economic, social and/or political conditions, which, in turn, may affect the Company’s business, financial position and results of operations. Adverse external economic factors; inconsistent fiscal and monetary policies; dependence of governments on external financing; changes in governmental economic policies; high levels of inflation; abrupt changes in currency values; high interest rates; volatility of exchange rates; political and social tensions; exchange controls; wage and price controls; the imposition of trade barriers; and trade shock are examples of economic and social conditions over which the Company has no control and which may have an adverse effect on the Company’s operations in those geographies and, given the materiality to the Company of such operations, may adversely affect the Company’s business, financial condition, results of operations, cash flows and prospects.

The economies of Argentina and Paraguay are vulnerable to external shocks caused by significant economic difficulties of their respective trading partners or by more general “contagion” effects

Weak, flat or negative economic growth or changes in international trade policy of the major trading partners of Argentina and Paraguay could adversely affect its balance of payments and, consequently, its economic growth.

Argentina in particular has experienced significant political and social economic instability in the past and may experience further instability in the future. For instance, in 2001 and 2002, Argentina suffered a major political, economic and social crisis, which resulted in institutional instability and a severe contraction of the economy with significant increases in unemployment and poverty rates. Among other consequences, the crisis caused a large currency devaluation and led to the government of Argentina defaulting on its external debt. In response, the government of Argentina implemented a series of emergency measures, including strict foreign exchange restrictions and monthly limits on bank withdrawals, which affected public companies and other sectors of Argentina’s economy. Despite a brief recovery from that crisis, since 2008, Argentina has struggled to curb strong inflationary pressures and growth stagnated starting in 2012.

44	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

16. RISK FACTORS (Continued)

Emerging markets (Continued)

The economies in Argentina and Paraguay are vulnerable to external shocks caused by significant economic difficulties of their respective trading partners or by more general “contagion” effects (Continued)

The economic conditions of Argentina and Paraguay are dependent on a variety of factors, including, but not limited to, the following: (i) international demand for Argentina’s and Paraguay’s principal exports; (ii) international prices for Argentina’s and Paraguay’s principal commodity exports; (iii) stability and competitiveness of the currencies of Argentina and Paraguay with respect to foreign currencies; competitiveness and efficiency of domestic industries and services; (iv) levels of domestic consumption and foreign and domestic investment and financing; and (v) the rate of inflation. Any difficulties faced by the economies or financial condition of Argentina and Paraguay could have a material adverse effect on companies operating in Argentina and Paraguay, including the Company.

The Company conducts operations in countries known to experience high levels of corruption, and any violation of anti-corruption laws could subject us to penalties and other adverse consequences

The Company is subject to anti-corruption, anti-bribery, anti-money laundering and other international laws and regulations and is required to comply with the applicable laws and regulations of each jurisdiction in which the Company operates. In general, these laws prohibit improper payments or offers of payments to governments and their officials, political parties, state-owned or controlled enterprises, and/or private entities and individuals for the purpose of obtaining or retaining business. In addition, the Company is subject to economic sanctions regulations that restrict its dealings with certain sanctioned countries, individuals and entities.

Certain of the Company’s operations are located in Argentina and Paraguay, which are jurisdictions perceived as having relatively high levels of corruption. The Company’s activities in these countries increase the risk of, or potential for, unauthorized payments or offers of payments by one of the Company’s employees, contractors, or agents that could be in violation of various laws, including anti-bribery laws applicable to the Company. In addition, the Company’s ability to secure permits, renewals or other government approvals required to maintain its operations could be negatively impacted by corruption in one or more governmental institutions in Argentina and Paraguay.

The Company has adopted various measures that mandate compliance with applicable anti-corruption, anti-bribery, and anti-money laundering laws, and has implemented training programs, compliance controls and procedures, and reviews and audits to ensure compliance with such laws; however, there can be no assurance that the Company’s internal controls and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by the Company’s affiliates, employees, directors, officers, partners, agents and service providers, or that any such persons will not take actions in violation of the Company’s policies and procedures, for which the Company may be ultimately responsible.

Any violations of anti-bribery and anti-corruption laws or sanctions regulations by the Company or on its behalf could have a material adverse effect on its business, reputation, results of operations and financial condition. The Company cannot predict the nature, scope or effect of future anti-corruption regulatory requirements to which its operations might be subject, the manner in which existing laws might be administered or interpreted or the impact on the Company of any violation of the same.

45	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

16. RISK FACTORS (Continued)

Emerging markets (Continued)

The Company’s operations in Argentina are subject to frequent and unpredictable changes in tax rates, capital controls, and foreign exchange restrictions, which may restrict or affect the profitability of the Company’s operations

The imposition and application of federal, provincial and other local taxation to which businesses located in Argentina are subject may change frequently and without notice. If any taxation authority takes a position or adopts an interpretation that differs from those adopted by the Company, the Company could become subject to unanticipated tax liabilities and cost increases, which could negatively affect its financial condition and results of operations.

For instance, in 2018, the government of Argentina introduced a decree imposing a temporary tax on all exports from Argentina. The tax was introduced as an emergency measure due to the significant devaluation of the Argentinean peso during 2018. In December 2019, the government of Argentina approved a law delaying a scheduled corporate tax rate decrease from 30% to 25% to the end of 2020, after that the government submitted a bill in order to maintain the 30% rate until the end of 2021, and extending the temporary export tax introduced in September 2018 to the end of 2021. Furthermore, the decree suspended the increase in the dividend withholding tax from 7% to 13% until January 2021. In June 2021, the National Government passed an amendment to the corporate income tax rate, increasing it from a flat rate of 25% to a progressive scale, with a maximum rate of 35% for certain types of companies.

Changes in taxes, capital controls, and foreign exchange regulations in Argentina and the other jurisdictions in which the Company operates are beyond the Company’s control. Increased tax rates, or the imposition of stricter capital controls or foreign exchange regulations, could increase the operating costs at the Company’s Mining facilities, prevent or restrict development and production at new or contemplated facilities, and constrain the Company’s ability to receive distributions from its subsidiaries in those jurisdictions.

Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator

Over the past five years, Bitfarms has both mined independently and has been a member of multiple third-party Mining Pools; however, as of the date hereof, it participates in only one Mining Pool, being Foundry Pool. Foundry Pool is owned indirectly by Digital Currency Group, which also owns Genesis Global Capital (“Genesis”). On January 19, 2023, Genesis filed for U.S. bankruptcy protection. The Issuer believes that its risk exposure to relying on a single Mining Pool is minimal at this time. In the event that Foundry Pool (or some other such Mining Pool or Mining Pools, as applicable) ceases making payment to Bitfarms for whatever reason, including bankruptcy, insolvency, or cessation of its operations, it is expected that Bitfarms would immediately cease contributing its Hash power to such Mining Pool and either: (i) commence mining independently; or (ii) join a different Mining Pool. The Company estimates that such a switch would take approximately one day in either scenario. Given that Foundry Pool pays the Company on a daily basis, the cost of switching is expected to be the lost revenues the Company would have earned had it been Mining during that approximately one day period (and one additional day in the case Foundry Pool failed to pay the Company for its work, causing the decision to leave the Mining Pool).

In the event that the Company is unable to effect a switch of its operations in a timely manner and experience significant down time from mining operations, it may experience a material adverse change.

46	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

16. RISK FACTORS (Continued)

Independent Mining Risks

In the even the Company decides to cease participating in a Mining Pool and conduct Mining operations independently, it may be exposed to certain risks; however, it may achieve marginally greater revenues by doing so. Refer to Section 2 - Company Overview. The primary risk of conducting independent Mining is that the Company could experience a protracted period of failing to solve any blocks, causing a disruption in its revenue stream. In such a circumstance, the Company may need to borrow capital to continue operations.

In addition, in June 2022, the Company entered into a master equipment finance agreement (the “NYDIG Loan”) between the Company and NYDIG ABL LLC (“NYDIG”), pursuant to which NYDIG agreed to provide funding to the Company of $36.9 million at an interest rate of 12% per annum, collateralized by 10,395 MicroBT WhatsMiner M30S Miners. As part of the NYDIG Loan, the Company must maintain in an identified wallet an approximate quantity of Bitcoin whose value equates to one month of interest and principal payments on the outstanding loan. In the event that the Issuer ceases participation in a Mining Pool and conducts Mining operations independently, the Issuer may need to secure additional financing to ensure that such wallet maintains the requisite value of Bitcoin. This could occur, for instance, if the price of Bitcoin were to decrease and the Company was unsuccessful in solving blocks.

In either case, there can be no guarantee that the Company could obtain any such financing on commercially attractive terms, or at all, and consequently the Company could experience a material adverse change.

Indemnification of Mining Pool

Pursuant to the terms and conditions of Foundry Pool to which the Company is subject, the Company has agreed to release, indemnify and hold Foundry Pool harmless from any and all losses, damages, expenses, including reasonable attorneys’ fees, rights, claims, actions of any kind and injury (including death) arising out of or relating to the Company’s participation in Foundry Pool. In the event of such losses, the Company may experience a material adverse change.

Reliance on Foreign Mining Pool Operator

Bitfarms participates in a single Mining Pool, being Foundry Pool. Consequently, the Company’s operations are substantially reliant on Foundry Pool and the terms of services and other terms and conditions that govern its relationship with Foundry Pool. Foundry has the right the right to unilaterally modify the service agreement between it and the Company at any time without notice. This includes the right to modify the payout methodology or Mining Pool fees. In the event that any such modifications are unattractive to the Company, it may: (i) commence mining independently; or (ii) join a different Mining Pool, either of which may cause a material adverse change. See risk factor Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator above.

As a control measure, on a monthly basis, the Company calculates the revenues it should earn based on its theoretical Hashrate and compares it to the payments received from Foundry. As of the date hereof, the Company has not identified any material discrepancies between its calculations and payments actually received from Foundry. In the event that the Company identifies a material difference, the Company may have to engage in litigation or cease its relationship with Foundry Pool, which may have a material adverse effect on the Company.

47	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

16. RISK FACTORS (Continued)

Mining Pool Agreements Governed by Foreign Laws

The agreements between the Company and Foundry Pool are governed by the laws of the State of New York. Furthermore, the Company is subject to an arbitration provision such that any dispute arising out of or relating to the Company’s agreements with Foundry Pool, or the breach thereof, shall be finally resolved by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, or such arbitration body as required by law, rule or regulation, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. Any such arbitration will be conducted in the English language before a single arbitrator in the City of New York, New York. The Company may be required to expend significant costs in order to undertake and complete any such arbitration, and there can be no guarantee of any successful outcome of such arbitration. In such a case, the Company may experience a material adverse change.

Reliance on Manufacturing in Foreign Countries and the Importation of Equipment to the Jurisdictions in Which the Company Operates

The Company relies in part on third party manufacturers in foreign jurisdictions for its Miners. As a result, the Company’s business is subject to risks associated with doing business in such foreign jurisdictions including, but not limited to: trade protection measures such as the imposition of or increase in tariffs, import and export licensing and control requirements; potentially negative consequences from changes in tax laws (both foreign and domestic); difficulties associated with transacting business with parties in a foreign jurisdiction including increased costs and uncertainties associated with enforcing contractual obligations; and unexpected or unfavorable changes in other regulations and applicable regulatory requirements.

To illustrate, in 2018 and 2019, the U.S. enacted tariffs (or increased existing tariffs) on certain items imported from other countries. Since their enactment, the tariffs sparked an international trade war in which other countries enacted tariffs on imports of U.S. goods. Subsequently, the U.S. and various countries subject to those tariffs have engaged in trade negotiations and, in some instances, agreed to suspend or terminate certain tariffs. It is uncertain whether treaties or other trade policies like those will be enacted or modified by the U.S. or any other government or trade organization in the future. Future changes to trade or investment policies, treaties and tariffs, fluctuations in exchange rates, or the perception that these changes could occur could adversely affect third party manufacturers on which the Company relies, as well as the future of the Company’s relationships with those third party manufacturers, which could have an adverse impact on the Company’s financial condition and results of operations. In addition, actions by foreign markets to implement further trade policy changes, including limiting foreign investment or trade, increasing regulatory scrutiny or taking other actions which could apply to the jurisdictions in which the Company operates, could negatively impact the Company’s business.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

17. SIGNIFICANT ACCOUNTING ESTIMATES

The Company’s significant accounting judgments, estimates and assumptions are summarized in Note 4 to the Company’s 2022 Annual Financial Statements.

18. SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING POLICIES

Refer to Note 3 to the 2022 Annual Financial Statements and Note 3 to the Financial Statements for more information regarding the Company’s significant accounting policies.

19. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

19. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	BTC Halving event;
●	Counterparty risk;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price and BTC network difficulty;
●	the speculative and competitive nature of the technology sector;
●	dependency on continued growth in blockchain and cryptocurrency usage;
●	reliance on manufacturing in foreign countries and the importation of equipment to the jurisdictions in which the company operates;
●	limited operating history and share price fluctuations;
●	cybersecurity threats and hacking;
●	controlling shareholder risk;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;
●	permits and licenses;
●	server failures;
●	global financial conditions;
●	tax consequences;
●	environmental regulations and liability;
●	erroneous transactions and human error;
●	facility developments;
●	non-availability of insurance;
●	loss of key employees;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;
●	political and regulatory risk;
●	adoption of environmental, social, and governance practices and the impacts of climate change;
●	third-party supplier risks;
●	COVID-19 pandemic; and
●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of factors that could affect the Company, refer to the risk factors discussed above and those contained in the section “Risk Factors” of the Annual Information Form of the Company dated March 20, 2023. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

20. CAUTIONARY NOTE REGARDING NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS and other financial measures and ratios including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross Mining profit,” “Gross Mining margin,” “Gross margin”, “Operating margin”, “Direct Cost”, “Direct Cost per BTC”, “Total Cash Cost” and “Total Cash Cost per BTC” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the MD&A for more details.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

21. ADDITIONAL INFORMATION

Additional information and other publicly filed documents relating to the Company, including the Company’s Annual Information Form, are available through the internet on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

22. GLOSSARY OF TERMS

Terms	Definition
ASIC	ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm.
Bitcoin (BTC)	BTC is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the BTC network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. BTC is created when the BTC network issues Block Rewards through the Mining process.
Block Reward	A BTC block reward refers to the new BTC that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 6.25 BTC per block.
Blockchain	A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.
Exahash	One quintillion (1,000,000,000,000,000,000) hashes per second or one million Terahash.
Hash	A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of BTC transactions is the SHA-256 algorithm.
Hashrate	Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.
Megawatt	A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.
Miners	ASICs used by the Company to perform Mining.
Mining	Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the BTC Blockchain. As a reward for their services, BTC Miners collect transaction fees for the transactions they confirm, along with newly created BTC as Block Rewards.
Mining Pool	A Mining pool is a group of cryptocurrency Miners who pool their computational resources, or hashrate, in order to increase the probability of finding a block on the BTC Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

22. GLOSSARY OF TERMS (Continued)

Terms	Definition
Network Difficulty	Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The BTC network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in BTC Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.
Network Hashrate	Network hashrate refers to the total global hashrate (and related computing power) used in Mining for a given cryptocurrency.
Petahash	One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash.
SHA-256	SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the BTC network to validate transactions on the BTC Blockchain.
Synthetic HODL	Synthetic HODL is the use of financial instruments to create BTC-equivalent exposure.
Terahash	One trillion (1,000,000,000,000) hashes per second.

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